
September 27, 2023

Adam Emmerich
Partner
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: PFSweb, Inc.**
> **Schedule TO-T filed by GXO Logistics, Inc.**
> **Filed September 21, 2023**
> **File No. 005-59323**

Dear Adam Emmerich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed September 21, 2023

General

1. Please tell us how you complied with the dissemination requirements set forth in Rule 14d-4. As one potential issue only, we note that the summary advertisement filed as Exhibit 99(a)(1)(I) does not appear to fully address the requirements of Rule 14d-6(d)(2)(ii), such as the disclosure required by Item 1004(a)(1)(iv) of Regulation M-A.

Source and Amount of Funds, page 19

2. We note your disclosure on page 19 and elsewhere that "Parent and Merger Sub currently have, and will have, available to them, *through a variety of sources*, including cash on hand, funds necessary for the payment of the aggregate Offer Price" (emphasis added). Item 1007(a) of Regulation M-A requires that filers state the specific sources of the funds to be used in the transaction. The disclosure here is equivocal and does not satisfy this requirement. Please revise.

3.   Disclose the existence of any alternative financing plans or arrangements in the event Purchaser and Merger Sub do not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Dan Duchovny at (202) 551-3619 or Blake Grady at (202) 551-8573.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions